As filed with the Securities and Exchange Commission on April 26, 1999 Registration No. _______________

==============================================================================

              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                  FORM 10-SB

     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                            NATEX CORPORATION
                ----------------------------------------------
                (Name of Small Business Issuer in its Charter)


         Utah                                                 84-1431425
-------------------------------                            -------------------
(State or other jurisdiction of                            (I.R.S. Employer
incorporation or organization)                             Identification No.)


    48 West 300 South, Suite 2303 North, Salt Lake City, Utah      84101
    ---------------------------------------------------------    ----------
           (Address of principal executive offices)              (Zip Code)

Issuer's telephone number:          (801) 595-1193
                                    --------------

Securities to be registered under Section 12(b) of the Act:

     Title of each class                      Name of each exchange on which
     to be so registered                      each class is to be registered

              N/A                                           N/A
              ---                                           ---
Securities to be registered under Section 12(g) of the Act:

                  Common Stock, par value $0.001 per share
                  ------------------------------------------
                              (Title of Class)

==============================================================================

                              NATEX CORPORATION

                                  FORM 10-SB

                              TABLE OF CONTENTS

PART 1                                                                    Page

Item  1.     Description of Business .....................................  3

Item  2.     Management's Discussion and Analysis or Plan of Operation ...  9

Item  3.     Description of Property...................................... 11

Item  4.     Security Ownership of Certain Beneficial Owners
              and Management.............................................. 12

Item  5.     Directors, Executive Officers, Promoters
              and Control Persons......................................... 13

Item  6.     Executive Compensation....................................... 13

Item  7.     Certain Relationships and Related Transactions............... 15

Item  8.     Description of Securities.................................... 15

PART II

Item  1.     Market Price of and Dividends on the Registrant's
              Common Equity and Other Shareholder Matters................. 16

Item  2.     Legal Proceedings............................................ 16

Item  3.     Changes in and Disagreements with Accountants................ 16

Item  4.     Recent Sales of Unregistered Securities...................... 17

Item  5.     Indemnification of Directors and Officers.................... 17

PART F/S

             Financial Statements......................................... 19

PART III

Item  1.     Signatures................................................... 31

                                    PART I

ITEM 1.  DESCRIPTION OF BUSINESS

History and Organization
------------------------

     Natex Corporation (hereinafter the "Company" or "Registrant") was incorporated on July 9, 1997 under the laws of the State of Utah for the purpose of raising capital to invest in a joint venture with Powerball Industries, Inc., a Utah corporation ("Powerball Industries"). Powerball Industries is wholly owned by Jed Checketts ("Checketts")and is the licensee of certain Hydrogen Generation System and Fuel Pellet technology relating to the production of hydrogen (the "Technology"). Checketts is the inventor of the Technology and licensed the Technology (the "License")to Powerball Industries in exchange for a royalty. In December, 1997, the Company and Powerball Industries formed a joint venture named Powerball Technologies, LLC (the "JV").

     The JV is managed by a two person management committee consisting of one person designated as a manager by the Company (Robert Ipson) and one person designated as a manager by Powerball Industries (Checketts).

     Powerball Industries and the Company, as the owners of the Joint Venture, have entered into an Operating Agreement which governs their respective rights and which sets forth their agreement as to various issues such as management, meetings, voting, tax matters, termination and transfer of interests. The Operating Agreement provides that neither owner may assign or transfer his or its ownership in the Joint Venture unless the other owner consents to such transfer.

Use of Hydrogen and the Technology in General
---------------------------------------------

     Currently hydrogen is mainly utilized as a chemical component for industrial uses. In addition, the market for hydrogen gas as a fuel source has increased as a result of many factors, including environmental concerns related to cost and environmental concerns surrounding the use of fossil fuels, increased research and development of alternative fuel sources in general, and the development of hydrogen fuel cells. The Technology, as it has currently been developed, and continues to be developed, is an attempt to provide an efficient, cost effective and safe method of producing hydrogen gas for commercial and industrial use.

     There are essentially three ways of providing a hydrogen supply: (i) storing compressed hydrogen gas in a storage device until needed; (ii) storing liquid hydrogen gas in a storage device until needed; and (iii) producing hydrogen on demand from water or hydrocarbon fuels as the hydrogen gas is needed. Compressed gas and liquid hydrogen storage methods of creating a hydrogen supply can be expensive and can create health and safety problems. Hydrogen stored as hydrogen gas or in liquid gas storage systems must be stored under extreme pressure and can be dangerous. The costs of transporting and storing compressed hydrogen gas and hydrogen liquids until needed, are significant. Hydrogen delivery tanker trucks are expensive and have limited capacity for transporting hydrogen in comparison to their weight and cost. In order for a hydrogen customer to obtain a bulk shipment of either hydrogen gas or liquid hydrogen, it must expend a significant amount of money to construct a hydrogen storage facility on site.

      The JV's approach to supplying hydrogen to users will be to eliminate the costs and risks of transporting and storing a bulk supply of hydrogen in either a compressed gas or liquid form by producing hydrogen on site as needed. The JV expects to be able to demonstrate that the Technology can produce hydrogen gas on an as needed basis by the user (i.e., "Hydrogen On Demand") in a manner that management believes will be safer and more cost effective than existing methods.

The Hydrogen Generation System
---------------------------

     The Technology relates to the production of hydrogen gas in a Hydrogen Generation System. The Hydrogen Generation System is designed to produce hydrogen gas as needed to be used for whatever purpose it was intended. The hydrogen is produced in the Hydrogen Generation System through a chemical reaction of sodium hydride with water. Key components of the Hydrogen Generation System include a tank called a Hydrogen on Demand Generator (the "Tank") and fuel pellets which are made of sodium hydride (the "Powerballs"). Each Powerball is a sodium hydride sphere which is approximately 1.2 inches in diameter, covered by a polyethylene cover.

     The Hydrogen Generation System generally works as follows: ordinary water and Powerballs are deposited into the Tank. After being deposited into the Tank, the Powerballs remain inert or inactive and do not produce hydrogen until needed. Another key component of the Hydrogen Generation System is a cutting device which, when activated, cuts the Powerball in half, exposing it to the water contained in the Tank. When hydrogen is needed by the user, the
Powerball is inserted into the cutting device and cut or opened.   After being
opened, the sodium hydride core of the Powerball is exposed directly to the water and reacts with the water to produce hydrogen gas. The Tank's metering system can detect when additional hydrogen is required, and when required, another Powerball moves in to the cutting device, and the process of creating hydrogen is repeated.

     As hydrogen is used from the Tank, the mechanism removes Powerballs stored in the Tank and cuts them one at a time to produce additional hydrogen. The process can continue until the last Powerball in the Tank is used. The polyethylene skins that cover the Powerballs remain in the Tank during the operation. When all the Powerballs have been utilized, the waste material must be properly removed along with the polyethylene skins. After a Tank is emptied, it can immediately be refilled with water and new Powerballs. The used polyethylene skins may be recycled into new Powerballs.

     The management of Powerball Industries believes that the Technology is a safe and easy method of producing hydrogen which can be commercially viable. The Technology was developed to provide incremental, isolated production and use of hydrogen fuel thereby providing the user with a consistent and economically viable power supply.

Supplies
--------

     The sodium hydride that is used in the manufacturing of the Powerballs has been readily available, and it is anticipated that it will continue to be readily available. The cost of sodium hydride depends upon the quantity in which it is purchased. The managers of the JV believe that the economics of producing hydrogen through the Technology will be dependent upon many factors including the purchase price of sodium hydride and the price of hydrogen as supplied by alternative suppliers.

Potential Products
------------------

     If the JV is able to demonstrate that the Technology will permit the cost effective and safe production of hydrogen, the JV intends to manufacture, or have manufactured, and ultimately market, three products:

     Splitting Mechanisms   These are the mechanisms installed in the Tanks
which are used to split the Powerballs, one at a time, as needed to generate hydrogen.

     Tanks    The Tank is a stand alone hydrogen generator where the hydrogen is actually produced. The JV has already manufactured 5 Tanks with the funds invested in the JV by the Company. The Tank is constructed of lightweight and strong Kevlar composite material. Steel, stainless steel and other materials can also be used to construct the Tank. The end caps are mounted securely using stainless steel tie rods. High density polyethylene is used for the end cap material along with special strengthening ribs. The pneumatic/hydraulic combination cylinder used to power the Splitting Mechanism is precision machined from honed cylinder material and is rated for 5 million cycles. The blade is made of a special stainless alloy designed to resist corrosion and remain sharp for millions of cycles. Pressure sensing mechanisms, valves, fittings, and static pressure refill ports are made of stainless steel or specially coated brass designed to resist NaOH corrosion. Each has been equipped with a pressure gauge, pressure relief valve and a regulator which converts pressure.

      If the JV is successful in obtaining market acceptance of the Technology and the products derived therefrom, it intends to market Tanks to various users including Original Equipment Manufacturer's ("OEM's"). Inasmuch as the Tanks have not been manufactured by the JV on a mass basis, the cost of manufacturing the Tanks and the willingness of users to pay a particular price for the Tanks has not been determined with certainty at this time.

     Powerballs    The Powerballs are polyethylene coated pellets of sodium
hydride. The components of the Powerballs are readily available from a variety of sources. Initially, the JV will not market Powerballs as a separate product, but will use Powerballs in connection with the generation of hydrogen to be sold to purchasers of hydrogen gas. If initial marketing efforts are successful, the JV will attempt to market Powerballs with its Tanks.

     Powerballs are small solid balls or pellets (1.2 inches in diameter) of sodium hydride that are coated with a waterproof plastic coating or skin. Powerballs are stored directly in water. They can remain in water for months with little or no change to the coatings. When a Powerball is cut in half under water, the sodium hydride inside reacts with the water to produce hydrogen. A Powerball will react to completion in approximately 10 seconds.

     The Splitting Mechanism, Tanks, and Powerballs will initially be manufactured by the JV. Necessary components will be supplied by a variety of outside contractors and suppliers, including fabrication, machining, laser cutting, vending suppliers, chemical, etc.

Recycling Plant
---------------

     An important aspect of the JV's initial plan is the development of a Powerball Recycling Plant (the "Plant"). The Plant will be used to recycle the polyethylene Powerball shells and the spent sodium hydroxide solution
(NaOH). An additional benefit of the Plant will be that sodium may be recovered from the spent sodium hydroxide solution on what management believes may be a commercially viable basis for resale to industrial and commercial users.

     In order to generate hydrogen on a cost effective basis using the Technology, there must be an economical source of Powerballs. After the Powerballs are split in the Tanks, there remain the polyethylene shells and other components of the sodium hydride pellets. The costs of generating hydrogen using the Technology will be reduced if these remains are recycled.

     There is not an existing recycling Plant and the Plant to be constructed by the Joint Venture will be a proto type plant. The construction and operation of the Plant will involve additional research and development efforts and will likely require fine tuning even if it is successfully placed in operation.

     As currently planned, the Recycling Plant will consist of a variety of components including two hydroxide water evaporators, a furnace, heat exchangers, a sodium reactor and various control systems. It is anticipated that the Recycling Plant will require approximately 2,000 square feet of floor space. As of February 1999, engineering plans for the Plant have been completed which will allow it to be built in the existing facility currently leased by the JV. The Plant will be constructed by the JV under the direction of Checketts.

Initial Marketing Plan
----------------------

     The JV will initially direct its marketing efforts to the industrial hydrogen users market. There are currently four standard methods for providing hydrogen to industrial users: (1) hydrogen liquefaction; (2) compressed hydrogen gas; (3) on site reformation from natural gas; and (4) by-product hydrogen produced from nearby chemical plants.

     The Technology is not expected to be competitive as an alternative to hydrogen produced from on-site reformation or as a by-product from chemical plants. The business plan of the JV is to attempt to demonstrate that the Technology is a viable commercial alternative for either the bulk shipment of liquid hydrogen or the bulk shipment of compressed hydrogen gas. The JV will also attempt to market hydrogen and its hydrogen generating products to oil refineries, power plants and welding operations as part of its initial marketing efforts.

     The long-term business plan of the JV is to manufacture and market hydrogen generation products (i.e., Tanks, Powerballs and Plants). However, due to the limited capital available to the Joint Venture, management intends to attempt to prove the commercial viability of the Technology by generating and selling hydrogen generated from the JV's products and Technology to a limited number of industrial users. However, there can be no assurance that the JV will be able to produce and market hydrogen for a price which is less than prices charged by other hydrogen producers.

     A projected area of growth in the hydrogen market is as a fuel source in
proton exchange membrane (PEM) fuel cells.   The hydrogen combines with oxygen
in the fuel cells to produce electricity. General Motors, Ford, Chrysler, Daimler-Benz, BMW, Volkswagen, Volvo, Renault, Peugeot, Siemens, Toyota, Honda, Toshiba, Mitsubishi, Fuji, and Sanyo all have fuel cell development programs in an attempt to develop and market hydrogen powered automobiles.
Fuel cells can be used for many other purposes.   Without hydrogen, fuel cells
cannot function. A fuel cell works by reacting hydrogen gas with oxygen to produce water.

     As a result of the increase in fuel cell research and development activities, the demand for hydrogen required in the fuel cell is expected to increase significantly. In addition to the demand for hydrogen in the developing fuel cell industry, the non-fuel cell industrial market for hydrogen has continued to expand.

     The business plan of the JV is to ultimately provide hydrogen generating products or technology for a variety of uses. As of this date no specific marketing plan for uses has been developed. It is anticipated that a long-term marketing plan will be developed when there has been sufficient acceptance of the Technology and the economics of the Technology, in the market.

     No formal marketing studies have been conducted relating to the production of hydrogen through the Technology. As stated above, a detailed, long-term marketing plan has not been developed. The initial marketing efforts will be directed to trade shows and by direct marketing to end users or OEM's. As the Technology is further refined and accepted in the market as a commercially viable alternative to hydrogen generation, the JV will develop a long-term marketing plan.

Research and Development
------------------------

     The JV will be required to continue to engage in research and development in order to reduce the cost of hydrogen generation from the Powerball Technology. Initially, much of the research and development efforts will relate to the construction and fine tuning of the Plant. At such time as the Technology has found commercial acceptance in initial marketing areas, the JV will attempt to obtain additional capital with which to develop other commercial uses of the Technology.

Competition
-----------

     The JV will engage in the business of providing hydrogen generation
products to end users and OEM's.   Initially, the JV will compete with other
companies supplying hydrogen to industrial and commercial users. Generally, such competitors will be supplying their customers with compressed hydrogen gas or liquid hydrogen. The JV will also compete with any other companies which may offer technologies and products for hydrogen on demand production. In a global sense, the JV will be also be competing with the suppliers of all other fuels including natural gas suppliers, gasoline suppliers, and other similar suppliers.

     Nationally, there is significant research and development being conducted in the area of hydrogen fuel generation. The U.S. Government and numerous multinational corporations have and are funding various research projects. There is great interest and demand for the development of hydrogen technology and products. This interest and demand will cause many additional companies and individuals to participate in the hydrogen industry. The Company believes that most of the competitors and future competitors of the JV will have significantly greater assets, resources, experience, research and development talent and managerial capabilities than the Company. Although the JV's managements believes that the Technology has competitive advantages over other technologies, there can be no assurance that the JV will be able to fund the further development and marketing of Technology and related products, that the Technology will be accepted in the market place or that the Technology will be able to provide hydrogen generating capacity or products on a mass commercial basis.

Intellectual Property Rights
----------------------------

     The JV has been assigned the License for the Technology from Powerball Industries as its capital contribution to the JV. Powerball Industries acquired an Exclusive License for the Technology from Checketts, the owner of the Technology.

     Checketts has been issued United States patents for two primary inventions: (i) a Hydrogen Generation System; and (ii) a Hydrogen Generation Pelletized Fuel (e.g., the Powerball). The fuel pellet is used in the Hydrogen Generation System and is comprised of an alkali metal selected from the group consisting of sodium and calcium or metal hydride selected from the group consisting of NaH, CaH2, NaA1H4, and LiA1H4 core; and a coating of water impervious material applied over the entire surface of said core rendering the core impervious to water.

     The License with Checketts provides for the payment to Checketts of a royalty of one per cent (1%) of the net selling price for all retail and wholesale of units and/or fuel pellets sold by the licensee or any sub-licensee. The License has annual minimum production requirements commencing September 18, 1998. The minimum production requirements for the second and third license year is of 50 units (hydrogen generation systems) and 250,000 pounds of fuel pellets (Powerballs) for each. The minimum production requirements for the fourth year 150 Units and 500,000 pounds of Powerballs. Commencing the fifth license year, the minimum production requirements are 250 units and 5,000,000 pounds of fuel pellets for each license year.

     The License extends for the longer of five years or the life of the licensed patents, subject to earlier termination without cause by the Licensee (or its assign) or with cause by Checketts.

     Patent Applications for the Technology have been filed in the United States but have not been filed in any other country. The principals of Powerball Industries have disclosed certain information about the Technology on the Internet. As a result of such disclosures, the ability of the technology owner, Checketts, to obtain a patent in foreign countries has been significantly diminished if not entirely eliminated. There can be no assurance that any foreign patents will ever issue. The failure to obtain patent protection in foreign countries will have an adverse effect on the prospects of the Company and the JV. The possibility exists that without patent protection, numerous competitors could use the Technology in competing products and ventures. The possibility exists that such competitors would have the financial resources necessary to bring products using the technology to market earlier than the JV.

Personnel
---------

     The Company does not anticipate that it will be required to hire any full-time or part-time employees during the next year. The Company's primary operation will be an investment in the JV. The Company's President will provide services to the Company on an as needed basis without cash compensation for the foreseeable future. In the event that part-time or full time employees are needed, the Company anticipates it will be able to hire qualified persons.

     The JV has hired Checketts and one other employee on a full-time basis to perform the necessary Technology management, research and development and marketing efforts of the Company. The JV will also hire such additional part-time employees and independent contractors as may be required to in its initial efforts to construct the Plant and commercialize the Technology. The JV pays Checketts a salary of $4,000 per month.

Facilities
----------

     The Company has entered into an oral arrangement with Robert K. Ipson, its president, providing for the use of his residence as its office until such time as the Company needs additional facilities. The Company has not paid Mr. Ipson for the use of his residence.

     The JV will initially conduct its technical operations in a 2,500 sq. foot facility located at 2095 West 2200 South, Salt Lake City, Utah. The facility is leased from TSP Enterprises, an unaffiliated entity, by JC Industries, a machine shop owned and operated owned by Checketts, and Powerball Industries, an entity owned by Checketts. The term of the lease is for a period of three (3) years beginning July 1996 and expiring June 1999. The current monthly lease payment is $937. These facilities will be leased until such time as additional facilities may be required. The JV currently makes the monthly lease payment.


Item 2. Management's Discussion and Analysis or Plan of Operation

Overview
--------
Cautionary Statement Regarding Forward-looking Statements
---------------------------------------------------------

     This report may contain "forward-looking" statements. The Company is including this cautionary statement for the express purpose of availing itself of the protections of the safe harbor provided by the Private Securities Litigation Reform Act of 1995 with respect to all such forward-looking statements. Examples of forward-looking statements include, but are not limited to: (a) projections of revenues, capital expenditures, growth, prospects, dividends, capital structure and other financial matters; (b) statements of plans and objectives of the Company or its management or Board of Directors; (c) statements of future economic performance; (d) statements of assumptions underlying other statements and statements about the Company and its business relating to the future; and (e) any statements using the words "anticipate," "expect," "may," "project," "intend" or similar expressions.

Year 2000 Disclosure
--------------------

     The Company is working to resolve the potential impact of the year 2000 on the ability of the Company's computerized information systems to accurately process information that may be date-sensitive. Any of the Company's programs that recognize a date using "00" as the year 1900 rather than the year 2000 could result in errors or system failures. The Company utilizes a minimum number of computer programs in its operations. The Company has not completed its assessment, but currently believes that costs of addressing this issue will not have a material adverse impact on the Company's financial position. However, if the Company and third parties upon which it relies are unable to address this issue in a timely manner, it could result in a material financial risk to the Company. In order to assure that this does not occur, the Company plans to devote all resources required to resolve any significant year 2000 issues in a timely manner.

Plan of Operations
------------------

     Revenues. The Company's revenues will be generated primarily through its investment in the JV. The Company had no revenues for the year ended December 31, 1998 or for the three month period ended March 31, 1999, and has had no revenues since July 9, 1997 ("Inception").

     Operating Expenses. For the year ended December 31, 1998, total operating expenses were $22,891, resulting in a loss from operations of $22,891. Total operating expenses for the three month period ended March 31, 1999 were $1,171 and total operating expenses from inception have been $24,910, resulting in a loss from operations of $24,910 since Inception.

     Other Expense. Other expense for the year ended December 31, 1998 was a net $49,875, of which all was represented by loss on the Company's investment in the JV. Other expense for the three month period ended March 31, 1999 was a net $18,144, of which all was represented by loss on the Company's investment in the JV. The Company's loss on its investment in the JV is $94,506 since the Company's Inception.

     The Company experienced a net loss of $72,866 for the year ended December 31, 1998 and a net loss of $19,415 for the three month period ended March 31, 1999. The Company net loss since inception has been $118,316. The basic loss per share for the year ended December 31, 1998 was $0.1214, based on the weighted average number of shares outstanding of 600,000 shares. The basic loss per share for the three months ended March 31, 1999 and since Inception was $0.0209 and $0.1347, respectively, based on the weighted average number of shares outstanding for the respective periods.

Liquidity and Capital Resources
-------------------------------

    In connection with the Company's organization the founding shareholders acquired 200,000 shares of the Company's common stock for $40,000 cash. Thereafter, in December 1997, the Company completed a public offering of 400,000 shares of common stock at a price of $1.00 per share for aggregate offering proceeds of $400,000.

     The issuances of common stock have been utilized for working capital, payment of professional services, the initial capital investment in the JV; the loan of additional working capital to JV, and for the continued development activities of the Company.

     In December 1997, the Company entered into the JV with Powerball Industries wherein the Company contributed $250,000 cash. In addition to the original $250,000 capital contribution to the JV made by the Company, the Company has agreed to loan additional capital to the JV, up to $100,000, for the purpose of (i) further development of the Technology; (ii) construction of the Plant; (iii) the manufacture of Tanks; (iv) demonstrate the commercial viability of the Technology; (v) develop commercial markets for the Technology; and(vi) meet the JV's ongoing working capital requirements. As of March 31, 1999, the Company had loan the JV $69,000.

     At December 31, 1998, the Company had current assets of $109,664 and no no current liabilities for working capital of $109,664. At March 31, 1999, the Company had current assets of $248,780, consisting mostly of cash, and no liabilities for working capital of $248,780. Cash used in operations for the year ended December 31, 1998 and March 31, 1999 was $(71,627) and $(18,485),
respectively, while cash used in operations since inception is $(134,725) and has been funded primarily by cash received from capital contributions and the issuance of common stock for cash.

    In connection with the expenditures of the JV, all major financial decisions of the JV, including the expenditure of $5,000 or more, must be approved by both of the managers. The managers determine whether any distributions of cash will be made to the owners. Cash distributions will not be made until and unless the JV operates at a profit and thereafter, only if the managers jointly agree to such distributions. It is not anticipated that cash distributions will be made to the owners in the foreseeable future. If the JV generates profits, of which there can be no assurance, it is likely that most of such profits will be retained by the JV to fund additional research and development, to fund additional marketing efforts, to acquire additional inventory and for working capital.

     The Company anticipate that within the next year additional funds will also be needed to allow the JV to enter into other markets for hydrogen technology. Future funding may involve the sale of additional ownership interests in the JV. In such event, the percentage ownership interests of the Company and Powerball Industries in the JV will be reduced. There can be no assurance that any additional required funding will be available to the JV.

     It is expected that during the next year the primary expenditure of the JV will relate to the construction of the Plant. Additional JV funds will be used for general overhead and to manufacture additional Tanks. If the Plant is constructed and operates as intended, and if a demand for the Technology and related products arises, additional plants may be needed to handle increased capacity demands. In such event, the JV would require additional capital or would be required to license or sell additional Plants.


ITEM 3.  DESCRIPTION OF PROPERTY

     The information required by this Item 3 is not applicable to this Form 10SB due to the fact that the Registrant does not own or control any material property.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth as of April 21, 1999 the name and address and the number of shares of the Company's Common Stock, par value $0.001 per share, held of record or beneficially by each person who held of record, or was known by the Company to own beneficially, more than 5% of the 950,000 shares of Common Stock issued and outstanding, and the name and shareholdings of each director and of all officers and directors as a group.

Security Ownership of Certain Beneficial Owners
-----------------------------------------------

Name and Address             Number of Shares  Nature of Ownership  % of Class
----------------             ----------------  -------------------  ----------
Robert K. Ipson (1)               121,000          Direct               12.74
48 West 300 South, # 2303          71,300        Indirect (2)            7.51
Salt Lake City, UT 84101

Shorland Hunsaker                 130,000          Direct               13.68
2751 East Rubidoux Road
Salt Lake City, UT  84093

Paul N. Davis                      50,000          Direct                5.26
2351 Mintze Drive
Salt Lake City, UT  84124

Securities Ownership of Management
----------------------------------
Robert K. Ipson (1)               121,000          Direct               12.74
 President and Director            71,300        Indirect (2)            7.51

Shorland Hunsaker                 130,000          Direct               13.68
 Vice President and Director

Phillip L. McStotts                12,500          Direct                2.08
 Secretary/Treasurer and Director

Officers and Directors
   As a Group (3 persons)         283,500          Direct               29.84
                                   71,300        Indirect                7.51
                                  -------        --------               -----
     Total                        354,800                               37.35
                                  =======                               =====

------------------------------
1) Mr. Ipson also owns an option to purchase 100,000 shares of the Company's common stock at $1.00 per share.

2) Represents 70,000 shares held of record by Linda L. Ipson, the spouse of Robert K. Ipson; 800 shares held of record by the Robert K. Ipson, IRA; and 500 shares held of record by the Linda Lou Ipson, IRA.

ITEM 5.  Directors, Executive Officers, Promoters and Control Persons

     The names and ages of the Registrant's executive officers and directors and the positions held by each of them are set forth below:

     Name                          Age      Position
     ---------------------         ---      ----------------------
     Robert K. Ipson               58       President/Director
     Shorland G. Hunsaker          68       Vice President/Director
     Phillip L. McStotts           39       Secretary/Treasurer/Director

     All directors of the Company will hold office until the next Annual Meeting of Shareholders and until their successors have been elected and qualified.

     Robert K. Ipson. Mr. Ipson is, and has been since 1973, president of M.S.J. & Associates, Inc., a family-held company. M.S.J. & Associates was the operator of the Bonneville Raceway in Salt Lake City, Utah until 1986. Since that date it has managed its own investments.

     Shorland G. Hunsaker. Mr. Hunsaker was a teacher for 28 years with the Murray City Schools in Murray, Utah. Mr. Hunsaker retired from his position with the Murray City School District in June 1987. Mr. Hunsaker received a Master's Degree in Economics in 1959 from the University of Florida, received a Bachelor's Degree in Economics from Utah State in 1957, and received a teaching certificate in 1958 from the University of Utah.

     Phillip L.  McStotts   Mr. McStotts is a founder of ZEVEX International,
Inc. (NASDAQ/NMS:"ZVXI"), and serves as the Chief Financial Officer and Director of the Company. ZEVEX, based in Salt Lake City, Utah, is a company that designs and manufactures advanced medical devices, including surgical systems, device components, and sensors for medical technology companies. ZEVEX also designs, manufactures and markets its own medical devices using its proprietary technology. ZEVEX currently has 93 employees and has been in business since 1986. Mr. McStotts is a CPA with fifteen years of experience. Mr. McStotts received his BS Degree in Accounting from Westminster College, Salt Lake City, UT and an MBA in Taxation from Golden Gate University. Mr. McStotts has served for the last seven years, including the last two, as President and Past President of the Community Foundation for the Disabled, Inc.


ITEM 6. EXECUTIVE COMPENSATION

     No compensation has been paid or accrued to any officer or director of the Company. Currently, there is no plan to pay cash compensation to the Company's officers and directors for services rendered. The Company may issue shares of Common Stock to management for services rendered valued at
competitive rates.   In the event any shares are issued for services rendered
by management, they shall be issued in such an amount as the Board of Directors deems fair and reasonable to the Company and its public shareholders and in compliance with management's fiduciary duties under state law.
Officers and directors will be reimbursed for actual out-of-pocket expenses incurred on behalf of the Company as approved by the Board of Directors.

     The following tables set forth certain summary information concerning the compensation paid or accrued for each of the Registrant's last two completed fiscal years (since inception in July 1997) to the Registrant's chief executive officer and each of its other executive officers that received compensation in excess of $100,000 during such period (as determined at December 31, 1998, the end of the Registrant's last completed fiscal year):

                          SUMMARY COMPENSATION TABLE

                                                         Long Term Compensation
                                                        ----------------------

                     Annual Compensation               Awards       Payouts
                                            Other      Restricted
Name and                                    Annual      Stock     Options  LTIP     All other
Principal Position Year  Salary   Bonus($) Compensation Awards   /SARs    Payout  Compensation
------------------ ----  ------   -------- ------------ ------   -------  ------  ------------
Robert K. Ipson     1998  $ -0-     -0-       -0-         -0-      -0-      -0-       -0-
President           1997  $ -0-     -0-       -0-         -0-      -0-      -0-       -0-


Options/SAR Grants in Last Fiscal Year
--------------------------------------

     None.

Bonuses and Deferred Compensation
---------------------------------

     It is expected that the Company's President, Robert K. Ipson, will primarily be responsible for the day-to-day operations of the Company and will be appointed as the Company's designate as manager of the Joint Venture. As an incentive for such services to the Company, the Company has granted Mr. Ipson an option to purchase 100,000 shares of the Company's common stock at a price of $1.00 per share. The option vests as follows: (i) 50,000 shares on January 31, 1998; and (ii) 50,000 shares on March 31, 1998. Each option is exercisable for a period of four (4) years from the date of vesting. The shares issuable upon the exercise of the Option carry registration rights which entitle Mr. Ipson to require the Company to register such shares with the Securities and Exchange Commission and with, to the extent necessary, appropriate state securities regulators.

Compensation for Management of JV
---------------------------------

     The JV is managed by two managers, one appointed by the Company and one appointed by Powerball Industries. The Company has appointed Robert K. Ipson, its president as its management representative. Powerball Industries has appointed Checketts to serve as its representative as manager. The JV will not compensate Mr. Checketts for his services as a manager, but it has hired him as an employee at a salary of $4,000 per month. The JV will compensate Mr. Ipson at the rate of $25.00 per hour for services rendered to the JV. The rate of compensation is subject to adjustment in the future based upon factors such as the financial condition of the JV, the amount of time devoted by Mr. Ipson to the JV and the success of the JV.

Key Employee of the JV
----------------------

     Jed Checketts, age 30, is the owner of Powerball Industries, Inc., a Utah corporation and JC Industries, a Utah based sole proprietorship. Mr. Checketts has owned and operated JC Industries, a precision machining operation, since 1993. Mr. Checketts has studied Manufacturing Engineering Technology at Brigham Young University and Chemical Engineering at the University of Utah.

Compensation Pursuant to Plans
------------------------------

     None.

Pension Table
-------------

     Not Applicable.

Other Compensation
------------------

     None.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In 1997, in connection the organization of the Company, the Company issued a total of 200,000 shares of its common stock for $40,000 cash and issued an option to purchase an additional 100,000 shares of common stock to Robert K. Ipson, one of its founding shareholders.

     The Company presently utilizes the residence of its president, Robert K. Ipson, as its office at no cost to the Company.

     The JV has hired Jed Checketts, the owner of Powerball Industries, the Company's Joint Venture partner, who is paid a monthly salary of $4,000.


ITEM 8. DESCRIPTION OF SECURITIES

Common Stock
------------

     The Company is authorized to issue 25,000,000 shares of $0.001 par value Common Stock. At April 21, 1999, 950,000 shares were issued and outstanding. The holders of the Company's Common Stock are entitled to one vote per share on each matter submitted to vote at any meeting of shareholders. Shares of Common Stock do not carry cumulative voting rights.

     Shareholders of the Company have no pre-emptive rights to acquire additional shares of Common Stock or other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights.
In the event of liquidation of the Company, the shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities. The shares of Common Stock, when issued, will be validly issued, fully paid, and nonassessable.

     Holders of Common Stock are entitled to receive such dividends as the Board of Directors may from time to time declare out of funds legally available for the payment of dividends. The Company seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay cash dividends in the foreseeable future.


                                 PART II

ITEM 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

     The following table sets forth, for the respective periods indicated, the prices of the Company's Common Stock in the over the counter market as reported by a market maker on the NASD'S OTC Bulletin Board. Such over the counter market quotations are based on inter-dealer bid prices, without markup, markdown or commission, and may not necessarily represent actual transactions.

                                                   Bid Quotation
                                                   -------------
Fiscal Year 1999                          High Bid              Low Bid
----------------                          --------              -------
Quarter ended 3/31/99                     $2.50                 $1.12

Fiscal Year 1998                          High Bid              Low Bid
----------------                          --------              -------
Quarter ended 3/31/98                     $5.81                 $1.12
Quarter ended 6/30/98                     $5.87                 $1.62
Quarter ended 9/30/98                     $4.50                 $0.94
Quarter ended 12/31/98                  $3.50                 $1.25


     To the best knowledge of management of the Company, prior to January 1 1998, there was no reported bid or ask prices for the Company's Common Stock and there was no trading of the Company's Common Stock during its fiscal years ended December 31, 1997.

     The number of shareholders of record of the Company's Common Stock as of April 21, 1999, was approximately 75.

     The Company has not paid any cash dividends to date and does not anticipate paying dividends in the foreseeable future.


ITEM 2.  LEGAL PROCEEDINGS

     The Company is not a party to any pending legal proceedings and no such action by or against it, to the best of its knowledge, has been threatened.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

      The Registrant has not changed nor had any disagreements with its independent certified accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     In July 1997, the Company issued 200,000 shares of its Common Stock to its founding shareholders at $0.20 per share. These shares are "restricted securities" as that term is defined in Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), and were issued to the founders of the Company pursuant to an exemption available under section 3(b) and/or section 4(2) of the Securities Act. Under Rule 144, restricted securities may not be sold in market transactions until such shares have been held for not less than one year and may only be resold thereafter if the seller complies with all of the terms and conditions of Rule 144 and if such resale is in compliance with applicable state securities laws.

     In December 1997, the Company issued 400,000 shares of its Common Stock in a public offering in Utah and New York at a price of $1.00 per share. The offering was made under the registration by qualification provisions of section 61-1-10, of the securities laws of the State of Utah and was deemed to be exempt from registration under federal law pursuant to section 3(b) and/or Regulation D, Rule 504 of the Securities Act. In addition, the securities were registered with the Colorado Securities Division pursuant to section 11-51-304 of the Colorado Revised Statutes, however, no securities were sold to residents of the State of Colorado. Further, in connection with sales made to residents of the State of New York, the Company filed an Issuer's Statement on Form M-11 with the New York Department of Law, together with other documentation and information required by the State of New York. The securities sold in the above offering were sold by Alpine Securities Corporation, the Underwriter, as the Company's exclusive agent on a "best efforts, all or none" basis to the public. All subscription payments were placed in escrow pending the completion of the sale of the 400,000 shares.
The Underwriter was paid a Underwriting Commission of $40,000 or 10% of the total offering proceeds.

     During March and April 1999, the Company sold an aggregate of 350,000 Units in a private placement to accredited investors for cash at a price of $0.50 per Unit, each Unit consisting of one share of restricted Common Stock and one warrant to purchase one share of Common Stock at an exercise price of $1.00 per share, exercisable over a term of three years. No underwriter or placement agent was used by the Company and no commissions were paid. The securities issued in the foregoing transaction were issued in reliance on the exemptions from registration and the prospectus delivery requirements of the Securities Act set forth in Rule 506 of Regulation D and/or section 4(2) of the Securities Act. All of the purchasers represented that they were "accredited investors" as that term is defined under Rule 501 of Regulation D. Of the Units purchased, current officers and directors of the Company purchased an aggregate of 210,000 Units. No general advertising or solicitation was used in connection with the sale of the Units by the Company.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Sections 16-10a-901 through 909 of the Utah Revised Business Corporation Act provides in relevant parts as follows:

     (1) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     (2) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the feet that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine on application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

     (3) To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in 1) or (2) of this subsection, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     (4) The indemnification provided by this section shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

     The foregoing discussion of indemnification merely summarizes certain aspects of indemnification provisions and is limited by reference to the above discussed sections of the Utah Revised Business Corporation Act.

     The Registrant's certificate of incorporation and bylaws provide that the Registrant "may indemnify" to the full extent of its power to do so, all directors, officers, employees, and/or agents. It is anticipated that the Registrant will indemnify its officers and directors to the full extent permitted by the above-quoted statute.

     Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to officers and directors of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


                                 PART F/S

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

     The Company's balance sheets at December 31, 1998 and 1997, and the related statements of operations, stockholders' equity and cash flows for the year ended December 31, 1998 and the period from July 9, 1997 (date of inception) to December 31, 1998, have been examined to the extent indicated in their report by Daines and Rasmussen, a profession corporation of certified public accountants, and have been prepared in accordance with generally accepted accounting principles and are attached hereto and incorporated herein by this reference.

     The unaudited balance sheet of the Company as of March 31, 1999; the related unaudited statements of operations and cash flows for the three months ended March 31, 1999 and from July 9, 1997 (inception) through March 31, 1997; are attached hereto and incorporated herein by this reference.

DAINES AND RASMUSSEN
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors
NATEX CORPORATION
(A Development Stage Company)
Salt Lake City, Utah

                        Independent Auditors' Report
                        ----------------------------

We have audited the accompanying balance sheet of NATEX CORPORATION (A Development Stage Company) as of December 31, 1998 and 1997, and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1998 and the period from July 9, 1997, (date of inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NATEX CORPORATION (A Development Stage Company) as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the period then ended, in conformity with generally accepted accounting principles.

/s/Daines and Rasmussen
Salt Lake City, Utah
February 5, 1999














495 EAST 4500 SOUTH, SUITE 202
SALT LAKE CITY, UTAH 84107
TELEPHONE (801) 266-1500

                               NATEX CORPORATION
                         (A Development Stage Company)
                                BALANCE SHEETS
                           December 31, 1998 and 1997

  ASSETS

                                                       1998           1997
                                                    -----------   -----------
Current Assets
  Cash                                              $    65,664   $    86,574
  Receivable - related entity                            44,000        44,000
                                                    -----------   -----------

    TOTAL CURRENT ASSETS                                109,664       130,574
                                                    -----------   -----------

Organization costs, net of amortization of $1,239
 and none                                                17,339        18,578
Investments in limited liability company, at cost
 less shares of losses                                  174,096       224,813
                                                    -----------   -----------
TOTAL ASSETS                                        $   301,099   $   373,965
                                                    ===========   ===========

  LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
 Accounts Payable                                   $         0   $         0
                                                    -----------   -----------

    TOTAL CURRENT LIABILITIES                                 0             0
                                                    -----------   -----------

Stockholders' Equity
 Common stock, $.001 par value;
 Authorized 25,000,000 shares;
  Issued and outstanding 600,000 shares                     600           600
 Additional paid in capital                             399,400       399,400
 (Deficit) accumulated during the development
   stage                                                (98,901)      (26,035)
                                                    -----------   -----------

    Total Stockholders' Equity                          301,099       373,965
                                                    -----------   -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY          $   301,099   $   373,965
                                                    ===========   ===========






The accompanying notes are an integral part of this financial statement. See accountant's report.

                                NATEX CORPORATION
                         (A Development Stage Company)
                             STATEMENT OF OPERATIONS
                 Year ended December 31, 1998 and the Period from
               July 9, 1997 (Date of Inception) to December 31, 1998

                                                                  July 9,
                                            Year ended       1997 (Inception)
                                           December 31,       to December
                                               1998             31,  1997
                                           -------------     ----------------
REVENUE                                    $           0     $              0

Operating expenses:
  Office expense                                     748                  766
  Professional fees                                4,967                5,797
  Amortization expense                             1,239                1,239
  Dues and subscriptions                           2,190                2,190
  Filing fees                                     12,436               12,436
  Travel                                           1,301                1,301
  Taxes and licenses                                  10                   10
                                           -------------     ----------------

TOTAL OPERATING EXPENSES                          22,891               23,739
                                           -------------     ----------------
OPERATING (LOSS)                                 (22,891)             (23,739)

Other income and expenses:
  (Loss) from partnership                        (50,717)             (75,904)
  Interest Income                                    842                  842
                                           -------------     ----------------

(Loss) before provision for income taxes         (72,766)             (98,801)

Provision for income taxes                           100                  100
                                           -------------     ----------------

NET INCOME (LOSS)                          $     (72,866)    $        (98,901)
                                           =============     ================
Net (loss) per common share                $      (.1214)    $         (.2076)
                                           =============     ================
Weighted average number of common shares         600,000              476,420
                                           =============     ================





The accompanying notes are an integral part of this financial statement. See accountant's report.

                                NATEX CORPORATION
                         (A Development Stage Company)
                       STATEMENT OF STOCKHOLDERS' EQUITY
        Period from July 9, 1997 (Date of Inception) to December 31, 1998


                                                                                     Retained
                                                                                     (Deficit)
                                                                                    Accumulated
                                                                      Additional    During the       Total
                                               Common Stock             Paid in     Development    Stockholders'
                                          Shares           Amount       Capital       Stage          Equity
                                        ------------   ------------  ------------   ------------   ------------
Balance at July 9, 1997                            0   $          0  $          0   $          0   $          0

Issuance of common stock for cash            200,000            200        39,800              0         40,000

Issuance of common stock to the public
  net of offering costs of $40,000           400,000            400       359,600              0        360,000

Net (loss) for the period July 9, 1997
  to December 31, 1997                             0              0             0        (26,035)       (26,035)
                                        ------------   ------------  ------------   ------------   ------------
Balance at December 31, 1997                 600,000            600       399,400        (26,035)       373,965

Net (loss) for year ended
  December 31, 1998                                0              0             0        (72,866)       (72,866)
                                        ------------   ------------  ------------   ------------   ------------

Balance at December 31, 1998                 600,000   $        600  $    399,400   $    (98,901)  $    301,099
                                        ============   ============  ============   ============   ============







The accompanying notes are an integral part of this financial statement. See accountant's report.

                                NATEX CORPORATION
                         (A Development Stage Company)
                            STATEMENT OF CASH FLOWS
              Year ended December 31, 1998, and the Period from
            July 9, 1997 (Date of Inception) to December 31, 1998

                                                              July 9, 1997
                                            Year ended         (Inception)
                                           December 31,       to December
                                               1998             31, 1998
CASH FLOWS FROM OPERATING ACTIVITIES:      -------------     ----------------
  Net (loss)                               $     (72,866)    $        (98,901)
Adjustments to reconcile net (loss) to                -                   200
  net cash provided by operating activities
  Amortization                                     1,293                1,239
  Increase in organization costs                       0              (18,578)
                                           -------------     ----------------
Net cash (used) by operating activities          (71,627)            (116,240)
                                           -------------     ----------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Related party loans                                  0              (44,000)
  Investment in limited liability company              0             (250,000)
  Decrease in investment in limited
    liability company                             50,717               75,904
                                           -------------     ----------------
Net cash provided (used) by investing
  activities                                      50,717             (218,096)
                                           -------------     ----------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common stock               0              400,000
                                           -------------     ----------------
Net cash provided by financing activities              0              400,000
                                           -------------     ----------------
Increase (decrease) in cash                      (20,910)              65,664

Cash and cash equivalents - beginning
  of period                                       86,574                    0
                                           -------------     ----------------
Cash and cash equivalents - end of period  $      65,664     $         65,664
                                           =============     ================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

  Interest paid during the period          $           0     $              0
                                           =============     ================
  Income taxes paid during the period      $         100     $              0
                                           =============     ================


The accompanying notes are an integral part of this financial statement. See accountant's report.

                                NATEX CORPORATION
                         (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                From Inception on July 9, 1997 to December 31, 1998

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.  Organization
    ------------
The Company was incorporated on July 9, 1997 under the laws of the State of Utah. At the present time, the Company is in the development stage. The Company was formed for the purpose of raising capital to invest in a joint venture which will acquire a license for certain technology relating to the production of hydrogen, to generate hydrogen for sale, and to market hydrogen generating equipment and products. The Company will, through its investment in a joint venture, be involved in research and development efforts of commercializing the technology.

b.  Investment in Limited Liability Company
    ---------------------------------------
The Company will account for its investment in the Limited Liability Comapny using the equity method of accounting.

c.  Amortization of Organization Costs
    ----------------------------------
The Company is amortizing the organization cost over a 60 month period using the straight-line method.

d.  Income Taxes
    ------------
The Company provides for income taxes based on the liability method, which requires recognition of deferred tax assets and liabilities based on differences between financial reporting and tax bases of assets and liabilities measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

e.  Use of Estimates
    ----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

f.  Cash and Cash Equivalent
    ------------------------
For purposes of the statement of cash flows, the Company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents.

g.  Net Income (Loss) Per Common Share
    ----------------------------------
Primary earnings (loss) per common share is calculated by dividing net income
(loss) for the period by the weighted average number of the Company's common shares outstanding and dilutive common equivalent shares from stock options and warrants, as calculated using the treasury stock method.

                                NATEX CORPORATION
                         (A Development Stage Company)
                 NOTES TO FINANCIAL STATEMENTS - (continued)
                From Inception on July 9, 1997 to December 31, 1998

g.  Net Income (Loss) Per Common Share (Continued)

Fully diluted earnings (loss) per common share reflect the calculation of the number of common equivalent shares based on the stock price at the end of the period. Fully diluted per common share amounts are not reported because the difference is not material from primary earnings per common share. The fully diluted (loss) per common share was $(.12) for the year ended December 31, 1998 and $(.21) for the period July 9, 1997 (date of inception) to December 31, 1998. The weighted average number of common shares outstanding used in the fully diluted calculation was $600,000 and $176, 420, respectively.

h.  New Accounting Pronouncements
    -----------------------------
In 1997 the FASB issued SFAS No. 128, Earnings Per Share, SFAS No. 130, Reporting Comprehensive Income, and SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The Company believes the new standards will not have a material impact on the Company's financial statements presented herein or in the future.

(2) EXECUTIVE STOCK OPTION PLAN
The Company's president has agreed to perform services on behalf of the Company for no compensation. To provide incentive for such services, the Board of Directors agreed on August 1, 1997 to grant an option to purchase 100,000 shares of the Company's common stock at $1 per share. No options have been exercised as of December 31, 1998.

(3) RECEIVABLE - RELATED PARTY
The receivable from related entity is an unsecured non-interest bearing loan which has no repayment terms. Th Company has agreed to loan up to a maximum of $100,000.

The receivable is due from Powerball Technologies, LLC (A Development Stage Company). Natex Corporatin is a 50% owner of Powerball Technologies, LLC.

(4) FAIR VALUE OF FINANCIAL INSTRUMENTS
The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash Equivalents. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

The carrying amounts and fair values of the Company's financial instruments are as follows:

                                 December 31,            December 31,
                                     1998                    1997
                             -------------------    ---------------------
                             Carrying     Fair      Carrying     Fair
                              Amount     Value       Amount     Value
                             --------  ---------    ---------  ----------
Cash and Cash Equivalents    $ 65,664  $  65,664    $  86,574  $   86,574
                             ========  =========    =========  ==========

                                NATEX CORPORATION
                         (A Development Stage Company)
                 NOTES TO FINANCIAL STATEMENTS - (continued)
                From Inception on July 9, 1997 to December 31, 1998

(5) INVESTMENT IN LIMITED LIABILITY COMPANY
The Company and Powerball Industries, Inc. have agreed to form a limited liability company (the "Joint Venture") to license the Technology; to further develop the Technology; to build a sodium hydride pellet recycling plant; to manufacture tanks in which hydrogen is generated; to demonstrate the commercial viability of the Technology; and to commercialize the Technology. Powerball Industries, Inc. will assign the Technology License to the Joint Venture, or will sub-license the Technology to the Joint Venture for a 50% ownership interest in the Joint Venture. The Company invested $250,000 in the Joint Venture for a 50% ownership interest in the Limited Liability Company Powerball Technologies, LLC (A Developmental Stage Company). The Company has also agreed to loan up to $100,000 to the Joint Venture if such funds are required for the Joint Venture's operations (See Note 3).

(6) STOCK OFFERING
On December 31, 1997, the Company successfully completed a public offering of 400,000 shares of its $.001 par value common stock for $400,000 less offering costs of $40,000.

(7) INCOME TAXES
At December 31, 1998, the Company has a net operating loss carryforward of approximately $98,900 which will begin to expire in the year 2012.

                           NATEX CORPORATION
                     (A Development Stage Company)
                             Balance Sheet

                                                       March 31, 1999
                                                         (Unaudited)
                                                       --------------
ASSETS

CURRENT ASSETS
  Cash                                                 $      179,781
  Receivable - related party                                   69,000
                                                       --------------
            TOTAL CURRENT ASSETS                              248,781
                                                       --------------

  Organization costs, net of amortization of $2,167            16,410
  Investment in limited liability company, at cost
    less share of losses                                      155,494
                                                       --------------
            TOTAL OTHER ASSETS                                171,904
                                                       --------------
            TOTAL ASSETS                               $      420,685
                                                       ==============

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable                                     $            0
                                                       --------------
           TOTAL CURRENT LIABILITIES                   $            0
                                                       --------------
STOCKHOLDERS' EQUITY
  Common stock, $.001 par value;
  Authorized 25,000,000 shares;
    Issued and outstanding 878,000 shares                         878
  Additional paid in capital                                  538,122
  (Deficit) accumulated during the development stage         (118,315)
                                                       --------------
           TOTAL STOCKHOLDERS' EQUITY                         420,685
                                                       --------------
           TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY  $      420,685
                                                       ==============

                           NATEX CORPORATION
                     (A Development Stage Company)
                        STATEMENT OF OPERATIONS
         Three months ended March 31, 1999 and the Period from
           July 9, 1997 (Date of Inception) to March 31, 1999

                                               Three months       July 9,
                                                   ended      1997 (Inception)
                                                  March 31,    to March 31,
                                                   1999            1999
                                                (Unaudited)     (Unaudited)
                                               -------------   -------------
REVENUE                                        $           0   $           0

Operating expenses:
  Office expenses                                          0             766
  Professional fees                                        0           5,797
  Amortization expense                                   929           2,168
  Dues and subscriptions                                   0           2,190
  Filing fees                                              0          12,436
  Travel                                                   0           1,301
  Taxes and licenses                                     242             252
                                               -------------   -------------
     TOTAL OPERATING EXPENSES                          1,171          24,910
                                               -------------   -------------
     OPERATING (LOSS)                                 (1,171)        (24,910)

Other income and expenses:
  (Loss) from partnership                            (18,602)        (94,506)
  Interest income                                        458           1,300
                                               -------------   -------------

(Loss) before provision for income taxes             (19,315)       (118,116)

Provision for income taxes                               100             200
                                               -------------   -------------
     NET (LOSS)                                $     (19,415)  $    (118,316)
                                               =============   =============

     NET (LOSS) PER COMMON SHARE               $      (.0209)  $      (.1347)
                                               =============   =============

Weighted average number of common shares             878,000         878,000
                                               =============   =============

                           NATEX CORPORATION
                     (A Development Stage Company)
                        STATEMENT OF CASH FLOWS
         Three months ended March 31, 1999 and the Period from
           July 9, 1997 (Date of Inception) to March 31, 1999

                                               Three months       July 9,
                                                   ended      1997 (Inception)
                                                  March 31,    to March 31,
                                                   1999            1999
                                                (Unaudited)     (Unaudited)
                                               -------------   -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss)                                   $     (19,415)  $    (118,316)
Adjustments to reconcile net (loss) to
  net cash provided by operating activities
  Amortization                                           930           2,169
  Increase in organization costs                           0         (18,578)
                                               -------------   -------------
Net cash (used) by operating activities              (18,485)       (134,725)
                                               -------------   -------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Related party loans                                (25,000)        (69,000)
  Investment in limited liability company                  0        (250,000)
  Decrease in investment in limited liability
    company                                           18,602          94,506
                                               -------------   -------------
Net cash provided (used) by investing
  activities                                          (6,398)       (224,494)
                                               -------------   -------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common stock             139,000         539,000
                                               -------------   -------------
Net cash provided by financing activities            139,000         539,000
                                               -------------   -------------

Increase in cash                                     114,117         179,781

Cash and cash equivalents - beginning of period       65,664               0
                                               -------------   -------------
Cash and cash equivalents - end of period      $     179,781   $     179,781
                                               =============   =============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

  Interest paid during the period              $           0   $           0
                                               =============   =============
  Income taxes paid during the period          $         100   $         200
                                               =============   =============

PART III

ITEM 1.  INDEX TO EXHIBITS

     Copies of the following documents are included as exhibits to this Form 10SB pursuant to Item 601 of Regulation SB.

         SEC
Exhibit  Reference
No.      No.        Title of Document
-------  ---------  -----------------

1        3(i)       Articles of Incorporation of the Registrant

2        3(ii)      Bylaws of the Registrant

3        4.01       Specimen Stock Certificate

4        4.02       Operating Agreement for Powerball Industries, LLC

5        10.01      Exclusive License Agreement

6        10.02      Assignment of Exclusive License Agreement

7        27         Financial Data Schedule


ITEM 2.  SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          NATEX CORPORATION


DATED:  APRIL 26, 1999                    /S/ Robert K. Ipson, President